UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Heritage Oaks Bancorp

(Name of Issuer)

Common Stock

(Title of Class of Securities)

42724R107

(CUSIP Number)

June 8, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*                                         The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42724R107		Schedule 13G

1.	Name of Reporting Persons: Castle Creek Capital Partners IV, LP

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 3,672,638

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 3,672,638

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,672,638

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 10.7% (1)

12.	Type of Reporting Person (See Instructions): PN (Limited Partnership)

(1) Based on the Quarterly Report on Form 10-Q filed by the Heritage Oaks Bancorp (the “Company”) on May 1, 2015, there were 33,950,518 outstanding Common Shares as of April 27, 2015.  As disclosed in the Company’s Form 8-K filed with the SEC on June 8, 2015, Castle Creek Capital Partners IV, LP (“Fund IV”) completed the exchange of its remaining 348,697 shares of the Company’s Series C Convertible Perpetual Preferred Stock for shares of Common Stock, on a one-for-one exchange ratio basis.

CUSIP No. 42724R107		Schedule 13G

1.	Name of Reporting Persons: Castle Creek Capital IV LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 3,672,638

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 3,672,638

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,672,638

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 10.7% (1)

12.	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

(1) Based on the Quarterly Report on Form 10-Q filed by the Company on May 1, 2015, there were 33,950,518 outstanding Common Shares as of April 27, 2015.  As disclosed in the Company’s Form 8-K filed with the SEC on June 8, 2015, Fund IV completed the exchange of its remaining 348,697 shares of the Company’s Series C Convertible Perpetual Preferred Stock for shares of Common Stock, on a one-for-one exchange ratio basis.

CUSIP No. 42724R1079		Schedule 13G

1.	Name of Reporting Persons: John M. Eggemeyer III

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 3,672,638

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 3,672,638

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,672,638

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 10.7% (1)

12.	Type of Reporting Person (See Instructions): IN (Individual)

(1) Based on the Quarterly Report on Form 10-Q filed by the Company on May 1, 2015, there were 33,950,518 outstanding Common Shares as of April 27, 2015.  As disclosed in the Company’s Form 8-K filed with the SEC on June 8, 2015, Fund IV completed the exchange of its remaining 348,697 shares of the Company’s Series C Convertible Perpetual Preferred Stock for shares of Common Stock, on a one-for-one exchange ratio basis.

Item 1.	(a).	Name of Issuer Heritage Oaks Bancorp
	(b).	Address of Issuer’s Principal Executive Offices: 1222 Vine Street Paso Robles, CA 93446

Item 2(a).		Name of Person Filing See Item 2(c) below.
Item 2(b).		Address of Principal Business Office See Item 2(c) below.
Item 2(c).

Citizenship

(i) Castle Creek Capital Partners IV, LP

c/o Castle Creek Capital LLC

6051 El Tordo

Rancho Santa Fe, CA 92067

Citizenship: State of Delaware

(ii) Castle Creek Capital IV LLC

c/o Castle Creek Capital LLC

6051 El Tordo

Rancho Santa Fe, CA 92067

Citizenship: State of Delaware

(iii) John M. Eggemeyer III

c/o Castle Creek Capital LLC

6051 El Tordo

Rancho Santa Fe, CA 92067

Citizenship: U.S.A.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

Item 2(d).		Title of Class of Securities: Common Stock, no par value (the “Common Stock”)
Item 2(e).		CUSIP Number: 42724R107

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

Item 4.	Ownership.
(a)

Amount beneficially owned:

As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of the 3,672,638 Common Shares held directly by Castle Creek Capital Partners IV, LP.  Mr. Eggemeyer is a managing principal of Castle Creek Capital IV LLC, the sole general partner of Castle Creek Capital Partners IV, LP.  Castle Creek Capital IV LLC and Mr. Eggemeyer each disclaim beneficial ownership of the Common Shares, except to the extent of their respective pecuniary interest in Castle Creek Capital Partners IV, LP.

(b)

Percent of class:

Based on the Quarterly Report on Form 10-Q filed by the Company on May 1, 2015, there were 33,950,518 outstanding Common Shares as of April 27, 2015.  As disclosed in the Company’s Form 8-K filed with the SEC on June 8, 2015, Fund IV completed the exchange of its remaining 348,697 shares of the Company’s Series C Convertible Perpetual Preferred Stock for shares of Common Stock, on a one-for-one exchange ratio basis, bringing the total number of outstanding shares to 34,299,215.  Based on this number of outstanding Common Shares, each of the Reporting Persons may be deemed to be the beneficial owner of approximately 10.7% of the total number of outstanding Common Shares.

	(c)	Number of shares as to which the reporting person has: Castle Creek Capital Partners IV, LP
		(i)	Sole power to vote or to direct the vote: 3,672,638
		(ii)	Shared power to vote or to direct the vote: 0
		(iii)	Sole power to dispose or to direct the disposition of: 3,672,638
		(iv)	Shared power to dispose or to direct the disposition of: 0
Castle Creek Capital IV LLC
		(i)	Sole power to vote or to direct the vote: 3,672,638
		(ii)	Shared power to vote or to direct the vote: 0

	(iii)	Sole power to dispose or to direct the disposition of: 3,672,638
	(iv)	Shared power to dispose or to direct the disposition of: 0
John M. Eggemeyer III
	(i)	Sole power to vote or to direct the vote: 3,672,638
	(ii)	Shared power to vote or to direct the vote: 0
	(iii)	Sole power to dispose or to direct the disposition of: 3,672,638
	(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certification.

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 8, 2015

CASTLE CREEK CAPITAL PARTNERS IV, LP

By:	/s/ John M. Eggemeyer III
Name:	John M. Eggemeyer III
Title:	President

CASTLE CREEK CAPITAL IV LLC

By:	/s/ John M. Eggemeyer III
Name:	John M. Eggemeyer III
Title:	President

JOHN M. EGGEMEYER III

By:	/s/ John M. Eggemeyer III
Name:	John M. Eggemeyer III

SIGNATURE PAGE TO AMENDMENT NO. 4 TO SCHEDULE 13G (HERITAGE OAKS BANCORP)

EXHIBIT LIST

Exhibit 1	Joint Filing Agreement (incorporated by reference to Exhibit 1 to Amendment No. 3 to Schedule 13G, filed on January 22, 2015).